UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 3, 2020, Husky Energy Inc. filed a Material Change Report in connection with its proposed business combination with Cenovus Energy Inc. The Material Change Report is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: December 15, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Husky Energy Inc. (“Husky” or the “Company”)

707-8th Avenue SW

Box 652, Station D

Calgary, AB T2P 3G7

Item 2.	Date of Material Change

October 24, 2020

Item 3.	Press Release

A news release disclosing the material change was issued by Husky on October 25, 2020 through the services of Globe Newswire.

Item 4.	Summary of Material Change

On October 24, 2020, Husky entered into an arrangement agreement (the “Arrangement Agreement”) with Cenovus Energy Inc. (“Cenovus”) pursuant to which Cenovus will acquire all of the issued and outstanding common shares of Husky (“Husky Common Shares”) by way of a court approved plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta) (the “Arrangement”). The Arrangement will result in holders of Husky Common Shares (“Husky Common Shareholders”) receiving 0.7845 of a Cenovus common share (“Cenovus Common Share”) and 0.0651 of a Cenovus common share purchase warrant (“Cenovus Warrant”) in respect of each Husky Common Share held.

Under the terms of the Arrangement Agreement, Cenovus will also acquire all of the issued and outstanding preferred shares of Husky (“Husky Preferred Shares”) and will result in each holder of Husky Preferred Shares (the “Husky Preferred Shareholders”) receiving one preferred share of Cenovus on substantially identical terms (“Cenovus Preferred Share”) in exchange for each Husky Preferred Share. However, if the Preferred Share Condition (as defined below) is not satisfied prior to the effective time of the Arrangement, the Husky Preferred Shares will be excluded from the Arrangement and remain outstanding in accordance with their terms.

Item 5.1	Full Description of Material Change

The Arrangement

On October 24, 2020, Husky entered into the Arrangement Agreement with Cenovus pursuant to which Cenovus has agreed to acquire all of the issued and outstanding Husky Common Shares and Husky Preferred Shares. The Arrangement will be implemented by way of the Plan of Arrangement and is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, Husky will become a wholly owned subsidiary of Cenovus.

Under the terms of the Arrangement, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement: (1) each Husky Common Shareholder will receive, in respect of each Husky Common Share, 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant, with each whole Cenovus Warrant entitling the holder to acquire one Cenovus Common Share at an exercise price of $6.54 for a period of 60 months following completion of the Arrangement (“Closing”); and (2) if the Preferred Share Condition is satisfied prior to the effective time of the Arrangement, each Husky Preferred Share will be exchanged for one Cenovus Preferred Share having substantially identical terms as the Husky Preferred Share exchanged.

Conditions to Completion of the Arrangement

The Arrangement is subject to a number of conditions, including, among others: (1) approval of not less than 66 2⁄3% of the votes cast by holders of Husky Common Shares, and not less than 66 2⁄3% of the votes cast by holders of Husky Common Shares and holders of options to acquire Husky Common Shares voting together as a single class, at a special meeting of Husky securityholders to approve the Arrangement (the “Husky Meeting”); (2) approval of a majority of the votes cast by holders of Cenovus Common Shares (“Cenovus Shareholders”) at a special meeting of Cenovus Shareholders (the “Cenovus Meeting”); (3) receipt of all required key regulatory approvals; (4) the conditional approval of the listing of the Cenovus Common Shares and Cenovus Warrants issued to Husky Common Shareholders on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”); (5) holders of not more than 10% of the Husky Common Shares having validly exercised, and not withdrawn, dissent rights; and (6) other customary closing conditions.

The Arrangement is not conditional on Husky Preferred Shareholder approval. However, the exchange of Husky Preferred Shares for Cenovus Preferred Shares under the Arrangement is subject to (1) approval of not less than 66 2⁄3% of the votes cast by Husky Preferred Shareholders’ voting together as a single class at the Husky Meeting; and (2) unless otherwise determined by Cenovus in its sole discretion, holders of not more than 10% of the Husky Preferred Shares having validly exercised, and not withdrawn, dissent rights (collectively, the “Preferred Share Condition”). If the Preferred Share Condition is not satisfied prior to the effective time of the Arrangement, the Husky Preferred Shares will not be acquired by Cenovus pursuant to the Plan of Arrangement, will remain outstanding in a subsidiary of Cenovus following Closing, and will remain listed for trading on the TSX. If issued, the Cenovus Preferred Shares are expected to be listed on the TSX.

Listing of the Cenovus Common Shares, Cenovus Warrants and Cenovus Preferred Shares will be subject to the satisfaction of all applicable listing conditions of the TSX and NYSE, as applicable. Cenovus has applied to list: (1) the Cenovus Common Shares and Cenovus Warrants on the TSX and NYSE; and (2) the Cenovus Preferred Shares on the TSX.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations and warranties made by each of Husky and Cenovus and also contains customary covenants, including, among others, agreements by Husky and Cenovus to conduct their respective businesses in the ordinary course and consistent with past practice during the period between the execution of the Arrangement Agreement and the effective date of the Arrangement and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party. In addition, on the terms and subject to conditions set forth in the Arrangement Agreement, each party has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals subject to exceptions, as outlined in the Arrangement Agreement.

Non-Solicitation and Termination Fee

Each of Husky and Cenovus have agreed not to solicit, assist, initiate or knowingly facilitate or encourage an Acquisition Proposal (as defined in the Arrangement Agreement) from any third party. Each party and its representatives may respond to certain unsolicited Superior Proposals (as defined in the Arrangement Agreement) subject to certain requirements and notification to the other party who has the right to match any Superior Proposal within a five business day match period. The Arrangement Agreement provides for a termination fee of $240 million payable to Husky (in the case of Cenovus) and $150 million payable to Cenovus (in the case of Husky) in certain circumstances if the Arrangement is not completed and the Arrangement Agreement is terminated.

Board Recommendation

The board of directors of Husky unanimously concluded that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Husky and authorized the entry by Husky into the Arrangement Agreement.

Voting Support and Standstill Agreements

Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l., major shareholders of Husky, which hold approximately 40.19% and 29.32%, respectively, of the issued and outstanding Husky Common Shares, have each entered into a separate hard lock-up agreement with Cenovus (the “Voting Agreements”), pursuant to which such shareholder has irrevocably agreed to vote in favour of the Arrangement at the Husky Meeting, except in limited circumstances.

In addition to the Voting Agreements, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. have each entered into a separate standstill agreement with Cenovus (the “Standstill Agreements”), taking effect at Closing, pursuant to which such shareholder will be subject to certain voting requirements, transfer restrictions and other standstill restrictions for a maximum term of five years following Closing, including a lock-up period that will restrict such shareholder from transferring any of its Cenovus Common Shares for a period of 18 months following Closing, subject to certain limited exceptions.

Registration and Pre-Emptive Rights

Any shareholder holding 5% or more of the combined company at Closing that was not party to a registration rights agreement or similar agreement that was in full force and effect as at October 24, 2020 will, upon prior written request, be provided with customary registration and pre-emptive rights at Closing.

Management and Board of Directors of the Combined Company

If the Arrangement is completed, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company. Keith A. MacPhail, the current Chair of the board of directors of Cenovus, will serve as Independent Board Chair of the combined company. The remainder of senior management of the combined company will be selected from each of Cenovus and Husky and named prior to Closing. The board of directors of the combined company following Closing will consist of four members to be selected by Husky and eight members of the current board of directors of Cenovus.

Securityholder Meetings

Further information regarding the Arrangement will be included in a joint information circular that Husky and Cenovus expect to mail to their respective securityholders by mid-November 2020 and both the Husky Meeting and Cenovus Meeting are expected to be held in December 2020. The transaction is expected to close in the first quarter of 2021.

The foregoing description of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on Husky’s SEDAR profile and is available for viewing at www.sedar.com.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change in this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

403-298-7333

Item 9.	Date of Report

November 3, 2020

Forward-Looking Information

This material change report contains certain forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this material change report are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this material change report include, but are not limited to, references to the expected timing of completion of the Arrangement; the expected timing of mailing the joint information circular to Husky and Cenovus shareholders; the expected timing and occurrence of the Husky Meeting and Cenovus Meeting; and the composition of the combined company’s board of directors and management following Closing.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this material change report are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to the Arrangement.

Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.